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                                                       Filed by Monsanto Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company:  Monsanto Company
                                                   Commission File No. 001-02516

          On January 27, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("P&U"), and Monsanto Company, a Delaware corporation ("Monsanto"), jointly issued the following press release:

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

        MONSANTO AND PHARMACIA & UPJOHN FILE PRELIMINARY PROXY STATEMENT
              TO FORM COMBINED NEW COMPANY - PHARMACIA CORPORATION


ST. LOUIS, MO AND PEAPACK, NJ (JANUARY 28, 2000) - Monsanto Company (NYSE: MTC) and Pharmacia & Upjohn, Inc. (NYSE: PNU) today announced the filing of a preliminary joint proxy statement with the U.S. Securities and Exchange Commission detailing the proposed merger between the two companies to create a combined new company named Pharmacia Corporation.

          Monsanto and Pharmacia & Upjohn entered into a definitive agreement to create a dynamic and powerful new competitor in the global pharmaceutical industry on December 19, 1999. The new company -- Pharmacia Corporation -- will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses. The merger is expected to close in the first half of 2000.

          The new company's corporate and pharmaceutical business headquarters will be in Peapack, N.J. The agricultural business will be headquartered in St. Louis and will retain the Monsanto name.

This news release contains certain forward-looking statements, including, among other things, statements regarding each company's results of operations and expected closing date of the merger. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively.

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Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.


PHARMACIA & UPJOHN MEDIA CONTACT:           MONSANTO COMPANY MEDIA CONTACT:
Paul Fitzhenry (908) 901-8770               Scarlett Lee Foster (314) 694-2883

PHARMACIA & UPJOHN ANALYST CONTACT:         MONSANTO COMPANY ANALYST CONTACT:
Craig Tooman (908) 901-8853                 Nick Filippello (314) 694-8148


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